NO ACT

10
1-13-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10010758

March 12, 2010

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-12-10

Thomas A. Litz
Thompson Coburn LLP
One US Bank Plaza
St. Louis, MO 63101

Re: Noble Roman's, Inc.
Incoming letter dated January 13, 2010

Dear Mr. Litz:

This is in response to your letters dated January 13, 2010 and February 11, 2010 concerning the shareholder proposals submitted to Noble Roman's by Kevin McBride. We also have received a letter from the proponent dated January 27, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Kevin McBride

FISMA & OMB Memorandum M-07-16

March 12, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Noble Roman's, Inc.
Incoming letter dated January 13, 2010

The first proposal recommends that the board submit to the shareholders for a vote an amendment to the articles of incorporation requiring that a majority of the then-serving directors be independent and that the chairman qualify as independent.

The second proposal recommends that the board submit to the shareholders for a vote an amendment to the articles of incorporation requiring that a majority of the members of the board be independent and that the chairman qualify as independent. The second proposal specifies procedures to follow if a majority of directors fails to remain independent and excuses compliance if no independent director is willing to serve as chairman.

There appears to be some basis for your view that Noble Roman's may exclude the first proposal under rule 14a-8(i)(6). As it does not appear to be within the power of the board of directors to ensure that a majority of the board retains its independence at all times and the proposal does not provide the board with an opportunity or mechanism to cure such a violation of the standard requested in the proposal, it appears that the first proposal is beyond the power of the board to implement. Accordingly, we will not recommend enforcement action to the Commission if Noble Roman's omits the first proposal from its proxy materials in reliance on rule 14a-8(i)(6).

There appears to be some basis for your view that Noble Roman's may exclude the second proposal under rule 14a-8(c), which provides that a shareholder "may submit no more than one proposal to a company for a particular shareholders' meeting." In our view, the one-proposal limit allows the omission of a second proposal, notwithstanding the absence of notice, if a company has filed a statement of reasons to omit a proposal in accordance with rule 14a-8(j) and subsequently the proponent submits the second proposal. Accordingly, we will not recommend enforcement action to the Commission if Noble Roman's omits the second proposal from its proxy materials in reliance on rule 14a-8(c).

Sincerely,

Gregory S. Belliston
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

THOMPSON COBURN LLP

One US Bank Plaza
St. Louis, Missouri 63101
314-552-6000
FAX 314-552-7000
www.thompsoncoburn.com

February 11, 2010

Thomas A. Litz
314-552-6072
FAX 314-552-7072
EMAIL tlitz@
thompsoncoburn.com

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposals Submitted by Kevin McBride for Inclusion in Noble Roman's, Inc.'s Proxy Statement for its 2010 Annual Meeting of Shareholders (File No. 000-11104)

Ladies and Gentlemen:

This letter is submitted on behalf of our client, Noble Roman's, Inc., an Indiana corporation ("Noble Roman's"). On January 13, 2010, we submitted to the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") a letter (the "Original No-Action Request Letter") requesting, on behalf of Noble Roman's, confirmation that the Staff will not recommend enforcement action if Noble Roman's excludes, pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, a shareholder proposal and supporting statement (the "Original Proposal") submitted to Noble Roman's by Kevin McBride (the "Proponent"), for inclusion in Noble Roman's proxy statement to be distributed by Noble Roman's in connection with its 2010 annual meeting of shareholders (the "2010 Proxy Statement"). By letter dated January 28, 2010 (the "Revision Request Letter"), the Proponent requested that Noble Roman's include a revised version of his Original Proposal (the "Revised Proposal") in the 2010 Proxy Statement. This letter responds to the Revision Request Letter. For the reasons set forth below, Noble Roman's believes that it similarly may exclude the Revised Proposal from the 2010 Proxy Statement under Rule 14a-8. A copy of the Revision Request Letter and the correspondence relating to the Revision Request Letter are attached hereto as Exhibit A.

1. Noble Roman's May Exclude the Revised Proposal Under Express Staff Interpretations.

Given that the Revision Request Letter was provided to Noble Roman's after the submission of the No-Action Request Letter, Item E.3. of Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB

No. 14") clearly provides that Noble Roman's need not accept the requested changes to the Original Proposal. Item E.3 provides (emphasis in original):

> **3. If the shareholder decides to make revisions to his or her proposal after the company has submitted its no-action request, must the company address those revisions?**
>
> No, but it *may* address the shareholder's revisions. We base our no-action response on the proposal included in the company's no-action request. Therefore, if the company indicates in a letter to us and the shareholder that it acknowledges and accepts the shareholder's changes, we will base our response on the revised proposal. Otherwise, we will base our response on the proposal contained in the company's original no-action request. Again, it is important for shareholders to note that, depending on the nature and timing of the changes, a revised proposal could be subject to exclusion under rule 14a-8(c), rule 14a-8(e), or both.

As set forth in the Original No-Action Request Letter , Noble Roman's believes that the Original Proposal may be omitted from its 2010 Proxy Statement under Rule 14a-8(i)(6) and the Staff's published interpretive guidance and no-action positions thereunder. As permitted by Item E.3 of SLB 14, Noble Roman's hereby notifies the Staff and the Proponent that it does not accept or acknowledge the revisions to the Original Proposal requested by the Revision Request Letter. We respectfully request that the Staff base its response on the Original Proposal as set forth in the No-Action Request Letter. Any contrary result would be flatly inconsistent with the plain language of SLB 14, which has fairly been relied upon by Noble Roman's and other registrants. The Staff has previously taken a no-action position in similar circumstances. See Raytheon Co. (February 12, 2009).

2. Noble Roman's Also May Exclude The Revised Proposal Because it Represents A Second Proposal From the Same Proponent.

Noble Roman's also may exclude the Revised Proposal on separate grounds, i.e., it constitutes a second proposal from the same Proponent for the 2010 annual meeting. As such, it was submitted in violation of Rule 14a-8(c), which provides that each "shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." The Staff expressly affirmed this position in Item E.3 of SLB 14. Because the Revised Proposal violates Rule 14a-8(c), Noble Roman's may exclude it from the 2010 Proxy Statement under Rule 14a-8(f).

* * *

For the reasons set forth herein and in the Original No-Action Request Letter, Noble Roman's respectfully reconfirms its prior request for the Staff's concurrence that it will not recommend enforcement action against Noble Roman's if Noble Roman's omits the Original Proposal in its entirety from its 2010 Proxy Statement. Additionally, Noble Roman's respectfully requests the Staffs' concurrence that it will not recommend enforcement action against Noble Roman's if Noble Roman's excludes the Revised Proposal from its 2010 Proxy Statement. If the Staff preliminarily determines not to grant the requested no-action position, we respectfully request the opportunity to discuss the Staff's views before the determination is finalized.

Noble Roman's requests that the Staff e-mail a copy of its determination of this matter to the undersigned at tlitz@thompsoncoburn.com or fax a copy of its determination of this matter to the undersigned at (314) 552-7072.

Pursuant to Rule 14a-8(j)(2), we enclose six copies of this letter and the accompanying attachments. We are also sending a copy of this letter to the Proponent, as required by Rule 14a-8(j)(2).

Kindly acknowledge receipt of this letter by stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed, stamped envelope. If you have any questions with respect to this matter, please telephone me at (314) 552-6072.

Very truly yours,

Thompson Coburn LLP



By
Thomas A. Litz, Esq.

Enclosures

cc: Kevin McBride

FISMA & OMB Memorandum M-07-16

THOMPSON COBURN LLP

One US Bank Plaza
St. Louis, Missouri 63101
314-552-6000
FAX 314-552-7000
www.thompsoncoburn.com

Exhibit A

January 27, 2010

VIA FEDERAL EXPRESS
A. Scott Mobley, Corporate Secretary
Noble Roman's, Inc.
One Virginia Avenue, Suite 800
Indianapolis, IN 46204

RE: Revised Shareholder Proposal for Inclusion in Noble Roman's, Inc.'s Proxy Statement for its 2010 Annual Meeting of Shareholders (File No. 000-11104)

Dear Mr. Mobley:

In response to the letter from your counsel dated January 13, 2010 with regard to the intention of Noble Roman's Inc. to omit my shareholder proposal in the form previously submitted from its 2010 proxy statement, I have enclosed a revised shareholder proposal which is intended to address the comments raised. Since the Company has not yet announced the date of its 2010 Annual Shareholders' Meeting, pursuant to the Bylaws of the Company the submission of this revised shareholder proposal is timely.

I continue to beneficially own shares of the Company's common stock having a market value in excess of $2,000.00, have held those shares continuously for more than one year and intend to hold those shares at least through the date of the next meeting. My share ownership has not changed since December 23, 2009, which is the date of the original submission of my shareholder proposal.

Very truly yours,

/s/ Kevin McBride

Kevin McBride

cc: U.S. Securities and Exchange Commission (via Federal Express)
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

January 27, 2010

VIA FEDERAL EXPRESS
A. Scott Mobley, Corporate Secretary
Noble Roman's, Inc.
One Virginia Avenue, Suite 800
Indianapolis, IN 46204

RE: Revised Shareholder Proposal for Inclusion in Noble Roman's, Inc.'s Proxy Statement for its 2010 Annual Meeting of Shareholders (File No. 000-11104)

Dear Mr. Mobley:

In response to the letter from your counsel dated January 13, 2010 with regard to the intention of Noble Roman's Inc. to omit my shareholder proposal in the form previously submitted from its 2010 proxy statement, I have enclosed a revised shareholder proposal which is intended to address the comments raised. Since the Company has not yet announced the date of its 2010 Annual Shareholders' Meeting, pursuant to the Bylaws of the Company the submission of this revised shareholder proposal is timely.

I continue to beneficially own shares of the Company's common stock having a market value in excess of $2,000.00, have held those shares continuously for more than one year and intend to hold those shares at least through the date of the next meeting. My share ownership has not changed since December 23, 2009, which is the date of the original submission of my shareholder proposal.

Very truly yours, .



Kevin McBride

cc: U.S. Securities and Exchange Commission (via Federal Express)
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

SHAREHOLDER PROPOSAL TO REQUIRE A MAJORITY OF THE MEMBERS OF THE BOARD OF DIRECTORS, INCLUDING THE CHAIRMAN, TO BE INDEPENDENT

RESOLVED, that the shareholders of Noble Roman's, Inc. (the "Corporation"), recommend to the Board of Directors that they take all steps necessary to submit to the shareholders for a vote an amendment to Article VII of the Corporation's Articles of Incorporation to add the following language to Section 3 requiring that a majority of the members of the Board of Directors be independent and that the Chairman qualify as independent, which addition to Section 3 will read as follows:

"A majority of the directors of the Corporation shall be independent, and for purposes of this Article, "independent" shall be defined to mean a director who qualifies as an "independent director" under the rules and regulations of the NASDAQ Stock Market or any other national securities exchange on which the Corporation's equity securities are listed, but if the Corporation's equity securities are not listed on any national exchange, then "independent" shall be defined under the rules and regulations of the NASDAQ Stock Market. The Chairman of the Board shall be selected from among the directors who qualify as independent.

If the Board of Directors determines that a director who was independent at the time he or she was elected or appointed to the Board of Directors is no longer independent and such determination results in a majority of directors failing to be independent, the Board of Directors shall remove such director and appoint a new director who satisfies the requirements of this Section 3 within 60 days of such determination.

If a director is serving as Chairman of the Board at the time the Board of Directors determines that he or she no longer qualifies as an independent director, then the Board of Directors shall select a new Chairman of the Board from among the members of the Board of Directors who qualify as independent within 60 days of such determination. Compliance with this Section 3 shall be excused if no director who is independent is willing to serve as Chairman of the Board. This Section 3 shall apply prospectively, so as not to violate any contractual obligation of the Corporation in effect when this Section 3 was adopted."

SUPPORTING STATEMENT

A Board consisting of a majority of independent, elected directors is an essential aspect of effective corporate governance and will hold directors more accountable to shareholders. Requiring that the Chairman of the Board be selected from among the independent directors eliminates a serious conflict of interest which exists when a member of management also serves as Chairman of the Board. The proposed amendment would not affect the term of any person currently serving as a member of the Corporation's Board of Directors as of the date hereof.

I urge shareholders to vote "FOR" this proposal.

1934 Act / Rule 14a-8

THOMPSON COBURN LLP

One US Bank Plaza
St. Louis, Missouri 63101
314-552-6000
FAX 314-552-7000
www.thompsoncoburn.com

January 13, 2010

Thomas A. Litz
314-552-6072
FAX 314-552-7072
EMAIL tlitz@
thompsoncoburn.com

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Kevin McBride for Inclusion in Noble Roman's, Inc.'s Proxy Statement for its 2010 Annual Meeting of Shareholders (File No. 000-11104)

Ladies and Gentlemen:

This letter is submitted on behalf of our client, Noble Roman's, Inc., an Indiana corporation ("Noble Roman's"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Noble Roman's has received a shareholder proposal and supporting statement (the "Proposal") from Kevin McBride (the "Proponent"), for inclusion in Noble Roman's proxy statement to be distributed by Noble Roman's in connection with its 2010 annual meeting of shareholders (the "2010 Proxy Statement"). Copies of the Proposal and the correspondence relating to the Proposal are attached hereto as Exhibit A. For the reasons stated below, Noble Roman's intends to omit the Proposal from its 2010 Proxy Statement.

Pursuant to Rule 14a-8(j)(2), enclosed are six copies of this letter and the accompanying attachments. We are sending a copy of this letter to the Proponent, as notice of Noble Roman's intent to omit the Proposal from its 2010 Proxy Statement.

I. Introduction.

On December 24, 2009, Noble Roman's received a letter from the Proponent containing the following proposal:

> RESOLVED: that the shareholders of Noble Roman's, Inc. (the "Corporation"), recommend to the Board of Directors that they submit to the shareholders for a vote an amendment to Article VII of the Corporation's Articles of Incorporation to add the following language to Section 3 requiring that a majority of the then-serving directors be independent and that the Chairman of the Board qualify as independent, which addition to Section 3 will read as follows:

"A majority of the elected directors for the Corporation shall be independent, and for purposes of this Article, "independent" shall be defined to mean a director who qualifies as an "independent director" under the rules and regulations of the NASDAQ Stock Market or any other national securities exchange on which the Corporation's equity securities are listed, but if the Corporation's equity securities are not listed on any national exchange, then "independent" shall be defined under the rules and regulations of the NASDAQ Stock Market. The Chairman of the Board shall be selected from among the directors who qualify as independent.

Noble Roman's believes that the Proposal may be properly omitted from its 2010 Proxy Statement under Rule 14a-8(i)(6) because Noble Roman's lacks the power and authority to implement the Proposal.

II. <u>The Proposal May Be Omitted Under Rule 14a-8(i)(6), Because Noble Roman's Lacks the Power and Authority to Implement the Proposal</u>.

Rule 14a-8(i)(6) permits a company to exclude a shareholder proposal if the company would lack the power or authority to implement the proposal. The Proposal, if implemented, would require that the Corporation's Articles of Incorporation be amended to require that at all times a majority of the directors serving on the Board of Directors be independent (as defined by applicable stock exchange rules) and that the Chairman of the Board of Directors be an independent director. Based on the Staff's prior no-action positions, Noble Roman's believes that the Proposal may be excluded pursuant to Rule 14a-8(i)(6) because: (a) Noble Roman's lacks the legal power and authority to assure compliance with a standard that certain directors meet the stated independence requirements; and (b) the Proposal provides no opportunity or mechanism for the Company to cure the failure of a director to maintain independence.

In numerous instances, the Staff has permitted the exclusion of similar shareholder proposals requesting that a company's organizational documents be amended to require that a majority of the directors qualify as independent directors. See First Hartford Corp. (October 15, 2007); General Electric Co. (February 4, 2002); and Farmer Bros Co. (October 15, 2002). The Staff has similarly permitted the exclusion of shareholder proposals requesting that a company's organizational documents be amended to require that an independent director serve as chairman of the board. See Verizon Communications Inc. (February 8, 2007); Allied Waste Industries Inc. (March 21, 2005); Exxon Mobil Corporation (March 13, 2005); LSB Bancshares, Inc. (February 7, 2005); and Cintas Corporation (August 27, 2004). The Division of Corporation Finance explained its analysis underlying these responses in Staff Legal Bulletin No. 14C (June 28, 2005), stating

"we would agree with the argument that a board of directors lacks the power to ensure that its chairman or any other director will retain his or her independence at all times. As such, when a proposal is drafted in a manner that would require a director to maintain his or her independence at all times, we permit the company to exclude the proposal under rule 14a-8(i)(6) on the basis that the proposal does not provide the board with an opportunity or mechanism to cure a violation of the standard requested in the proposal."

In that Bulletin, the Staff provided a chart to illustrate its analysis of the application of Rule 14a-8(i)(6) to proposals calling for director independence. The chart indicates that proposals which are framed like the proposal in Allied Waste Industries, Inc, *supra* (i.e., "the shareholders ... urge the Board of Directors ... to amend the by-laws to require that an independent director who has not served as the chief executive of the Company serve as Board Chair"), can be excluded under Rule 14a-8(i)(6). The applicable language of the instant Proposal is substantially the same as the language quoted by the Staff in the chart. Significantly, like the Allied Waste proposal, the instant Proposal does not provide the board with an opportunity or mechanism to cure a violation of the independence standard. Therefore, Noble Roman's believes that the Proposal is excludable pursuant to Rule 14a-8(i)(6).

III. Conclusion.

Noble Roman's believes that the Proposal may be omitted from its 2010 Proxy Statement under Rule 14a-8(i)(6) because Noble Roman's lacks the legal power and authority to implement the Proposal. Accordingly, Noble Roman's respectfully requests the Staffs concurrence that it will not recommend enforcement action against Noble Roman's if Noble Roman's omits the Proposal in its entirety from its 2010 Proxy Statement. If the Staff preliminarily determines not to grant the requested no-action position, we respectfully request the opportunity to discuss the Staff's views before the determination is finalized.

Noble Roman's requests that the Staff e-mail a copy of its determination of this matter to the undersigned at tlitz@thompsoncoburn.com or fax a copy of its determination of this matter to the undersigned at (314) 552-7072.

Kindly acknowledge receipt of this letter by stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed, stamped envelope. If you have any questions with respect to this matter, please telephone me at (314) 552-6072.

Very truly yours,

Thompson Coburn LLP



By Thomas A. Litz, Esq.

Enclosures

cc: Kevin McBride

FISMA & OMB Memorandum M-07-16

Exhibit A

[See Attached]

Kevin McBride

FISMA & OMB Memorandum M-07-16

December 23, 2009

Via FedEX

A. Scott Mobley, Corporate Secretary
Noble Roman's, Inc.
One Virginia Avenue, Suite 800
Indianapolis, IN 46204

RE: Shareholder Proposal

I have enclosed a proposal to be included in the proxy statement for the Noble Roman's, Inc. (the "Company") Annual Meeting of Shareholders to be held in 2010. This proposal is submitted pursuant to Securities and Exchange Commission Rule 14a-8.

I beneficially own shares of the Company's common stock having a market value in excess of $2,000, have held those shares continuously for more than one year and intend to hold those shares at least through the date of the next meeting. The Company's shareholder records will confirm that I am the record owner of 2,750 shares of common stock. In addition, I beneficially own 963,500 shares held in a brokerage account.

Enclosed is a written statement of the broker through whom I hold such shares verifying that I have been the beneficial owner of the shares continuously for at least one year.

I will agree to withdraw the proposal if the Board of Directors adopts the proposal and takes the steps necessary to implement the proposal.

Sincerely,



Kevin McBride

Enclosures,
Cc: Paul Mobley

SHAREHOLDER PROPOSAL TO REQUIRE A MAJORITY OF THE MEMBERS OF THE BOARD OF DIRECTORS, INCLUDING THE CHAIRMAN OF THE BOARD, TO BE INDEPENDENT

RESOLVED, that the shareholders of Noble Roman's, Inc. (the "Corporation"), recommend to the Board of Directors that they submit to the shareholders for a vote an amendment to Article VII of the Corporation's Articles of Incorporation to add the following language to Section 3 requiring that a majority of the then-serving directors be independent and that the Chairman of the Board qualify as independent, which addition to Section 3 will read as follows:

> "A majority of the elected directors for the Corporation shall be independent, and for purposes of this Article, "independent" shall be defined to mean a director who qualifies as an "independent director" under the rules and regulations of the NASDAQ Stock Market or any other national securities exchange on which the Corporation's equity securities are listed, but if the Corporation's equity securities are not listed on any national exchange, then "independent" shall be defined under the rules and regulations of the NASDAQ Stock Market. The Chairman of the Board shall be selected from among the directors who qualify as independent."

SUPPORTING STATEMENT

A Board consisting of a majority of independent, elected directors is an essential aspect of effective corporate governance and will hold directors more accountable to shareholders. Requiring that the Chairman of the Board be selected from among the independent directors eliminates a serious conflict of interest which exists when a member of management also serves as Chairman of the Board. The proposed amendment would not affect the term of any person currently serving as a member of the Corporation's Board of Directors as of the date hereof.

I urge shareholders to vote "FOR" this proposal.